MTU Aero Engines

RECEIVED

2007 APR 18 A 9:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-34917

SUPPL

BY COURIER

US Securities and Exchange Comm[redacted]
Division of Corporation Finance
Office of International Corporate Fi
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

07022632

München, 11.04.2007

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

Notification of securities transactions by a member of the supervisory board, dated April 3, 2007

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

PROCESSED

APR 23 2007

THOMSON FINANCIAL

Very truly yours,

Ulrich Passow
General Counsel
Encl.

dlw 4/19

MTU Aero Engines Holding AG
Postfach 50 06 40
80976 München · Deutschland
Lieferanschrift:
Dachauer Straße 665
80995 München · Deutschland
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Sitz der Gesellschaft:
München
Handelsregister:
München, HRB Nr. 157206
Steuer-Nr.: 143/103/20073
USt-IdNr.: DE 814400965

Bankverbindung:
Deutsche Bank AG, München
Bankleitzahl: 700 700 10
Konto-Nr.: 194 13 01

Vorstand:
Udo Stark, Vorsitzender
Bernd Kessler
Dr. Rainer Martens
Reiner Winkler
Vorsitzender des Aufsichtsrats:
Johannes P. Huth

Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

-----Ursprüngliche Nachricht-----
Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Donnerstag, 5. April 2007 15:57
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

logo<http://ers.equitystory.com/pics/confirmation_mail/header.jpg>
Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Header_small<http://ers.equitystory$domain$/pics/confirmation_mail/border2.gif>

Header_small2<http://ers.equitystory.com/pics/confirmation_mail/border.gif>
Mitteilung
Line<http://ers.equitystory.com/pics/confirmation_mail/line.gif>

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealing-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

Angaben zum Mitteilungspflichtigen

Name: Keller
Vorname: Michael
Firma: MTU Aero Engines Holding AG
Funktion: Verwaltungs- oder Aufsichtsorgan

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens Aktien o.N.
ISIN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 03.04.2007
Kurs/Preis: 45,19

Währung: EUR
Stückzahl: 8000
Gesamtvolumen: 361520,00
Ort: XETRA

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 M ünchen
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX

Ende der Directors'-Dealing-Mitteilung (c)DGAP 05.04.2007

Die Erfassung dieser Mitteilung erfolgte über http://www.dd-meldung.de bzw.
http://www.directors-dealings.de
ID 1913

----

header_small<http://ers.equitystory.com/pics/confirmation_mail/border2.gif>

<http://ers.equitystory.com/pics/confirmation_mail/border.gif>
Announcement
Line<http://ers.equitystory.com/pics/confirmation_mail/line.gif>

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

Details of the person subject to the disclosure requirement

Last name: Keller
First name: Michael
Company: MTU Aero Engines Holding AG
Function: Member of an administrative or supervisory body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 03.04.2007
Price: 45.19
Currency: EUR
No. of item s: 8000
Total amount traded: 361520.00
Place:

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT
Index: MDAX

End of Director's Dealings Notification (c)DGAP 05.04.2007

The registration of this notification was carried out on http://www.dd-meldung.de or http://www.directors-dealings.de
ID 1913

End of news

DGAP regulatory service

DGAP regualtory service is a service of DGAP mbH a company of EquityStory AG. EquityStory AG is not liable for inaccuracies or delays in contents or any system failures. EquityStory AG´s Standard Terms and Conditions apply. If you want to pass on, save or use the contents of DGAP mbH´s services commercially, please contact our news distribution at ph: +49(0)89 210298-33.

<http://ers.equitystory.com/pics/confirmation_mail/border2.gif>

<http://ers.equitystory.com/pics/confirmation_mail/border.gif>
Verbreitungsnetzwerk: TUG-Garantie
Line<http://ers.equitystory.com/pics/confirmation_mail/line.gif>

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungsystem Einspeisung
Bloomberg<http://ers.equitystory.com/pics/confirmation_mail/logos/bloomberg.gif> Bloomberg 05.04.2007 15:55
Reuters<http://ers.equitystory.com/pics/confirmation_mail/logos/reuters.gif> Reuters 05.04.2007 15:55
VWD<http://ers.equitystory.com/pics/confirmation_mail/logos/vwd.gif> vwd 05.04.2007 15:55

Auswahl aus dem deutschen Medienbündel:

Medium Zuleitung
Dow Jones<http://ers.equitystory.com/pics/confirmation_mail/logos/dowjones.gif> Dow Jones 05.04.2007 15:55
DPA<http://ers.equitystory.com/pics/confirmation_mail/logos/dpa_afx.gif> dpa-afx 05.04.2007 15:55
DGAP<http://ers.equitystory.com/pics/confirmation_mail/logos/dgap.gif> dgap.de 05.04.2007 15:55
FTD<http://ers.equitystory.com/pics/confirmation_mail/logos/ftd.gif> FTD 05.04.2007 15:55

Europäsiche Medien:

Land Medium Zuleitung
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Belgien.gif> Belgien L'Echo 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Belgien.gif> Belgien De Tijd 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Belgien.gif> Belgien Belga 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Bulgarien.gif> Bulgarien Pari 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Bulgarien.gif> Bulgarien econ.bg 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Bulgarien.gif> Bulgarien BTA 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Daenemark.gif> Dänemark Borsen 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Daenemark.gif> Dänemark ErhvervsBladet 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Estland.gif> Estland Postimees 05.04.2007 15:55

Estland Eesti Ekspress 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/bns.gif>
Estland/Lettland/Litauen BNS 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Finnland.gif>
Finnland Kauppalehti Oy 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Finnland.gif>
Finnland Helsingin Sanomat 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Frankreich.gif>
Frankreich Les Echos 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Frankreich.gif>
Frankreich boursier.com 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Frankreich.gif>
Frankreich AFP 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Griechenland.gif>
Griechenland Express 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Griechenland.gif>
Griechenland Reporter.gr 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Griechenland.gif>
Griechenland ANA 05.04.2007 15:55

Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Grossbritannien.gif>
Großbritannien The Financial Times 05.04.2007 15:55

Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Grossbritannien.gif>
Großbritannien FT.com 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/pa.gif>
Großbritannien/Irland Press Association 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Irland.gif>
Irland Irish Independent 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Irland.gif>
Irland The Irish Times 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Island.gif>
Island Vidskiptabladid 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Island.gif>
Island mbl.is 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Italien.gif>
Italien Il Sole 24 Ore 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Italien.gif>
Italien AGI 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Kroatien.gif>
Kroatien Poslovni dnevnik 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Kroatien.gif>
Kroatien Banka magazine 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Kroatien.gif>
Kroatien Hina 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Lettland.gif>
Lettland Dienas Bizness 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Lettland.gif>
Lettland FinanceNet 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Liechtenstein.gif>
Liechtenstein Liechtensteiner Volksblatt 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Liechtenstein.gif>
Liechtenstein Radio Liechtenstein 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Litauen.gif>
Litauen Verslo Zinios 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Luxemburg.gif>
Luxemburg Luxemburger Wort 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Luxemburg.gif>
Luxemburg wort.lu 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Malta.gif>
Malta Independent 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Malta.gif>
Malta The Times of Malta 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Niederlande.gif>
Niederlande Financieele Dagblad 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Niederlande.gif>
Niederlande IEX.nl 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Niederlande.gif>
Niederlande ANP 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Norwegen.gif>

Norwegen aftenposten.no 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Norwegen.gif>
Norwegen Aftenposten 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Norwegen.gif>
Norwegen NTB 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Polen.gif>
Polen Gazeta Prawna 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Polen.gif>
Polen Parkiet 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Polen.gif>
Polen PAP 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Portugal.gif>
Portugal Expresso 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Portugal.gif>
Portugal Lusa 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Portugal.gif>
Portugal Diario Economico 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Rumaenien.gif>
Rumänien Capital 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Rumaenien.gif>
Rumänien Ziarul financiar 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Rumaenien.gif>
Rumänien Rompres 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Schweden.gif>
Schweden Dagens Industri 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Schweden.gif>
Schweden e24 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Schweiz.gif>
Schweiz AWP 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Schweiz.gif>
Schweiz Finanz und Wirtschaft 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Schweiz.gif>
Schweiz finanzinfo.ch 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/omx.gif>
Skandinavien / Baltikum OMX Group 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Slowakei.gif>
Slowakei Hospodarske noviny 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Slowakei.gif>
Slowakei oPeniazoch 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Slowakei.gif>
Slowakei TASR 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Slowenien.gif>
Slowenien Finance 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Slowenien.gif>
Slowenien Kapital (not daily) 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Slowenien.gif>
Slowenien STA 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Spanien.gif>
Spanien La Gacetta 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Spanien.gif>
Spanien CincoDias 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Spanien.gif>
Spanien EFE 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Tschechische Republik.gif> Tschechische Republik Hospodarske Noviny 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Tschechische Republik.gif> Tschechische Republik hn.ihned.cz 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Tschechische Republik.gif> Tschechische Republik CTK 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Ungarn.gif>
Ungarn MTI 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Ungarn.gif>
Ungarn magyartokepiac.hu 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Ungarn.gif>
Ungarn Magyar Tokepiac 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Zypern.gif>
Zypern xak.com 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Zypern.gif>
Zypern CNA 05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/Zypern.gif>
Zypern Financial Mirror 05.04.2007 15:55

Österreich   WirtschaftsBlatt   05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/oesterreich.gif>
Österreich   wirtschaftsblatt.at   05.04.2007 15:55
Bulgarien<http://ers.equitystory.com/pics/confirmation_mail/flags/oesterreich.gif>
Österreich   APA   05.04.2007 15:55
<http://ers.equitystory.com/pics/confirmation_mail/border2.gif>

END